News Release
Communiqué de Presse
Exhibit 99.11

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Fourth quarter 2006 adjusted net income1 of 2.74 billion euros
Full year 2006 adjusted net income of 12.6 billion euros
Investments of 14 billion dollars excluding acquisitions in 20062
Proposed 2006 dividend of 1.87 euros per share,
an increase of 15% (+18% expressed in dollars3)
Main results

• Fourth quarter 2006 adjusted net income[4]	2.74 billion euros	-10%
	3.53 billion dollars	-3%
	1.20 euros per share	-8%
	1.54 dollars per share	-
• 2006 adjusted net income[5]	12.6 billion euros	+5%
	15.8 billion dollars	+6%
	5.44 euros per share	+7%
	6.83 dollars per share	+8%
• 2006 net income[5]	11.8 billion euros	-4%
Highlights since the start of the fourth quarter 2006

•	Upstream production of 2,403 kboe/d in the fourth quarter 2006
▪	5% increase compared to the third quarter 2006

▪	2.5% decrease compared to the fourth quarter 2005
•	Dalia field in Angola started producing and is ramping up as expected

•	New exploration successes
▪	Discoveries in the United Kingdom, Angola, Indonesia and Thailand

▪	New permits in Australia, Gabon and Netherlands

▪	Launching development study for Egina in deep-offshore Nigeria
•	Finalized participation in Qatargas II LNG project

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s share of amortization of intangibles related to the Sanofi-Aventis merger.

[2]	dollar amounts represent euro amounts converted at the average €/$ exchange rate for the period (1.2887 $/€ in the fourth quarter 2006, 1.1884 $/€ in the fourth quarter 2005, 1.2743 $/€ in the third quarter 2006, 1.2556 $/€ for 2006, and 1.2441 $/€ for 2005).

[3]	based on 1€ = $1.25 on the payment date for the final dividend expressed in dollars.

[4]	percent changes are relative to the fourth quarter 2005.

[5]	percent changes are relative to 2005.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
•	Divested power generation assets in Argentina
Paris, February 14, 2007 -— The Board of Directors of Total, led by Chairman Thierry Desmarest, met on February 13, 2007 to review the consolidated accounts for the fourth quarter 2006 and to close the consolidated and parent company accounts.
Adjusted net income rose to 12,585 million euros (M€) in 2006, an increase of 5% compared to 2005. Commenting on the results, Thierry Desmarest said :
“Conditions in the oil market remained globally favorable in 2006. Crude oil prices, on average, increased relative to 2005, driven by robust demand and sustained production capacity utilization rates. Refinery margins, while significantly lower than in 2005, remained on average at satisfactory levels.
Earnings per share expressed in dollars increased by 8%, benefiting from the oil environment, despite pressure from rising costs and the 5% decrease in production. Profitability at the business segment level was 29%, reflecting the company’s portfolio quality and investment discipline.
Excluding acquisitions, the Group invested 14 billion dollars in 2006, more than 75% of that in the Upstream. The successful start-up of the Dalia field at year-end confirmed the outlook for a return to a period of strong growth for hydrocarbon production. Equally important, exploration success combined with our entry into Brass LNG and Ichthys LNG allow us to further strengthen the long-term growth potential for Total.
In 2006, the return to shareholders from both dividends and share buybacks represented close to 6.5% of the end-2005 market capitalization. The spin-off of Arkema represented an additional 1.5% return to shareholders. The proposal to increase the 2006 dividend by 15% demonstrates the confidence of the Group in its ability to pursue its profitable growth strategy.”
•	Key figures and consolidated accounts of Total[6]

			4Q06				2006
			vs	in millions of euros,			vs
4Q06	3Q06	4Q05	4Q05	except earnings per share and number of shares	2006	2005	2005

36,433	38,357	38,565	-6%	Sales	153,802	137,607	+12%

5,454	6,352	6,368	-14%	Adjusted operating income from business segments	25,166	23,468	+7%

2,689	3,079	3,253	-17%	Adjusted net operating income from business segments	12,377	11,912	+4%

1,885	2,033	2,132	-12%	• Upstream	8,709	8,029	+8%
549	798	799	-31%	• Downstream	2,784	2,916	-5%
255	248	322	-21%	• Chemicals	884	967	-9%

2,737	3,111	3,052	-10%	Adjusted net income	12,585	12,003	+5%

1.20	1.35	1.30	-8%	Adjusted fully-diluted earnings per share (euros)[7]	5.44	5.08	+7%

2,288.1	2,302.3	2,345.9	-2%	Fully-diluted weighted-average shares (millions)[7]	2,312.3	2,362.0	-2%

2,225	2,419	2,341	-5%	Net income (Group share)	11,768	12,273	-4%

3,656	2,667	3,799	-4%	Investments	11,852	11,195	+6%

1,071	186	250	+328%	Divestments	2,278	1,088	+109%

2,123	5,053	3,171	-33%	Cash flow from operations	16,061	14,669	+9%

3,454	4,397	4,459	-23%	Adjusted cash flow from operations	16,816	17,406	-3%

[6]	adjusted income is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger ; adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost ; adjustment items are listed on page 16.

Reminder : under IFRS rules for discontinued operations, the historical statements (4Q05 and 2005) of income with the exception of net income, have been restated to exclude the contribution of Arkema.

[7]	adjusted retroactively to take into account the 4-for-1 stock split completed on May 18, 2006.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
•	Fourth quarter 2006 results
     > Operating income
In the fourth quarter 2006, the average Brent price rose to 59.6 $/b, an increase of 5% compared to the fourth quarter 2005 but a decrease of 14% compared to the third quarter 2006. The TRCV European refining margin indicator fell to 22.8 $/t on average over the fourth quarter, a decrease of 50% compared to the fourth quarter 2005, during which margins were driven higher by hurricanes in the Gulf of Mexico, and a decrease of 21% compared to the third quarter 2006.
Petrochemical margins in Europe were higher in the fourth quarter 2006 than the levels reached a year ago and in the preceding quarter.
The euro/dollar exchange rate was 1.29 $/€ in the fourth quarter 2006 compared to 1.19 $/€ in the fourth quarter 2005 and 1.27 $/€ in the third quarter 2006.
In this context, the adjusted operating income from the business segments was 5,454 M€, a decrease of 14% compared to the fourth quarter 20058.
Adjusted net operating income from the business segments was 2,689 M€ compared to 3,253 M€ in the fourth quarter 2005, a decrease of 17%.
This decrease, which is larger than the percentage decrease for operating income, is due notably to the increase in the effective tax rate for the Upstream segment between the two periods.
     > Net income
Adjusted net income was 2,737 M€ compared to 3,052 M€ in the fourth quarter 2005. This excludes the after-tax inventory effect, special items and the Group’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a negative effect of 436 M€ in the fourth quarter 2006 compared to a negative effect of 430 M€ in the fourth quarter 2005.
Special items had a negative impact on net income of 18 M€ in the fourth quarter 2006 and were composed mainly, on one side of restructuring charges in the Chemicals segment and the Group’s share of special items recorded by Sanofi-Aventis, and on the other side of gains on asset sales.
In the fourth quarter 2005, special items had a negative impact on net income of 193 M€ and were composed mainly of restructuring charges in the Chemicals segment.
The Group’s share of the amortization of intangibles related to the Sanofi-Aventis merger had a negative impact on net income of 58 M€ in the fourth quarter 2006 and 88 M€ in the fourth quarter 2005.
Reported net income was 2,225 M€ compared to 2,341 M€ in the fourth quarter 2005.
The effective tax rate9 for the Group increased to 57% in the fourth quarter 2006 from 53% in the fourth quarter 2005, mainly due to the Upstream segment representing a larger proportion of the results and having a higher effective tax rate. The higher rate reflects mainly an increase in UK petroleum taxes and the effect of higher oil and gas prices. The effective tax rate was 56% in the third quarter 2006.
In the fourth quarter 2006, the Group bought back 13.9 million of its shares for 746 M€.
Adjusted fully-diluted earnings per share, based on 2,288.1 million fully-diluted weighted-average shares, was 1.20 euros in the fourth quarter 2006 compared to 1.30 euros in the

[8]	special items affecting operating income from business segments in the fourth quarter 2006 and the fourth quarter 2005 included restructuring charges in the Chemicals segment.

[9]	defined as : (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
fourth quarter 2005, a decrease of 8%. Expressed in dollars, the adjusted fully-diluted earnings per share were unchanged.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
     > Investments – divestments
Investments in the fourth quarter 2006 were 3,656 M€ (approximately 4.7 billion dollars (B$)) compared to 3,799 M€ in the fourth quarter 2005. The fourth quarter 2006 includes 302 M€ of acquisitions compared to 288 M€ in the fourth quarter 2005.
Divestments in the fourth quarter 2006 were 1,071 M€ and included sales of non-strategic financial assets.
     > Cash flow
Cash flow from operations in the fourth quarter 2006 was 2,123 M€. The accounting presentation for exploration costs directly charged to expense was changed10.
Adjusted cash flow from operations (cash flow from operations before changes in working capital at replacement cost), was 3,454 M€, a decrease of 23%. Excluding the change described above, adjusted cash flow from operations was 3,826 M€, a 14% decrease.
Net cash flow11 was a negative 462 M€ compared to a negative 378 M€ in the fourth quarter 2005.

[10]	effective in the fourth quarter 2006, and retroactively for the first three quarters of 2006, some exploration costs directly charged to expense, mainly geological and geophysical costs, are no longer added back in the calculation of cash flow from operations. Cash flow used in investing activities has been reduced by the same amount. The impact for 2006 was 372 M€. The entire adjustment was reflected in the fourth quarter 2006 cash flow from operations.

[11]	net cash flow = cash flow from operations + divestments – investments.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
•	Full-year 2006 results
     > Operating income
Compared to 2005, the average oil market environment in 2006 was marked by higher oil prices (+19% for Brent to 65.1 $/b) and lower refining margins (-31% for the TRCV European refining margin indicator to 28.9 $/t).
The environment for Chemicals is generally comparable for the two years.
The euro/dollar exchange rate was 1.26 $/€ in 2006 compared to 1.24 $/€ in 2005.
In this context, the adjusted operating income from the business segments rose to 25,166 M€ in 2006, an increase of 7% compared to 2005.
Special items affecting operating income from the business segments had a negative impact of 177 M€12 in 2006 and a negative impact of 97 M€12 in 2005.
Adjusted net operating income from the business segments was 12,377 M€ in 2006 compared to 11,912 M€ in 2005, an increase of 4%. The lower percentage increase relative to the increase in operating income is mainly a function of the Upstream segment having a higher effective tax rate and representing a larger proportion of the results in 2006 compared to 2005.
     > Net income
Adjusted net income increased by 5% to 12,585 M€ from 12,003 M€ in 2005. This excludes the after-tax inventory effect, special items, and the Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger.
The after-tax inventory effect (FIFO vs. replacement cost) had a negative impact of 358 M€ in 2006 and a positive impact of 1,072 M€ in 2005.
Special items affecting net income had a negative impact of 150 M€ in 2006 and a negative impact of 467 M€ in 200512.
The Group’s equity share of amortization of intangibles related to the Sanofi-Aventis merger had an impact on net income that was a negative 309 M€ in 2006 and a negative 335 M€ in 2005.
Reported net income was 11,768 M€ in 2006 compared to 12,273 M€ in 2005.
The effective tax rate for the Group was 56% in 2006 compared to 53% in 2005. The higher rate was mainly due to the increase in UK petroleum tax, higher hydrocarbon prices, and the larger share of the Upstream segment in the results.
In 2006, the Group bought back 75.9 million of its shares13 for 3,975 M€. The number of fully-diluted shares at December 31, 2006 was 2,285.2 million compared to 2,344.1 million at December 31, 2005.
Adjusted fully-diluted earnings per share, based on 2,312.3 million fully-diluted weighted-average shares rose to 5.44 euros in 2006 from 5.08 euros in 2005, an increase of 7%, which is a higher percentage increase than shown for the adjusted net income thanks to the accretive effect of the share buybacks.

[12]	details of these elements shown on page 16.

[13]	excludes 2.3 million shares reserved for share grants as per the decision of the Board on July 18, 2006.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Investments – divestments
Investments were 11,852 M€ in 2006 compared to 11,195 M€ in 2005. Expressed in dollars, investments increased by 7% to 14.9 B$14.
Excluding acquisitions (Ichthys LNG, Tahiti...), investments were 13.9 B$ in 2006 compared to 12.1 B$ in 2005.
Divestments in 2006 were 2,278 M€ compared to 1,088 M€ in 2005 and include the sale of Upstream assets in the US and in France as well as the reimbursement of carried investments on Akpo in Nigeria and the sale of non-strategic assets.
Net investments (investments minus divestments) were 12 B$ in 2006, a decrease of 4% compared to 2005.
     > Cash flow
Cash flow from operations was 16,061 M€ in 2006.
Adjusted cash flow (cash flow from operations before changes in working capital at replacement cost) was 16,816 M€, a decrease of 3% compared to 2005. Excluding the change in accounting presentation for exploration costs directly charged to expense, adjusted cash flow was 17,188 M€, a decrease of 1% compared to 2005.
Net cash flow was 6,487 M€ in 2006 compared to 4,562 M€ in 2005. Expressed in dollars, net cash flow was 8.1 B$, an increase of 44%.
The net-debt-to-equity ratio was 34% at December 31, 2006 compared to 32% at December 31, 200515.

[14]	excluding the change in accounting presentation for exploration costs directly charged to expense, the increase was 10%.

[15]	calculations detailed on page 17.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
•	Analysis of segment results
Upstream
     > Environment – liquids and gas price realizations*

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05		2006	2005	2005

59.6	69.5	56.9	+5%	Brent ($/b)	65.1	54.5	+19%

57.1	65.4	54.5	+5%	Average liquids price ($/b)	61.8	51.0	+21%

6.16	5.59	5.68	+8%	Average gas price ($/Mbtu)	5.91	4.77	+24%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The increase in Total’s average liquids price was globally in line with the increase in the Brent price for both the fourth quarter and full year comparisons.
Total’s average gas price increased by more than its liquids price, due to the lag effect on long-term contracts for gas, mainly in Europe, and strong LNG prices in Asia.
     > Production

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	Hydrocarbon production	2006	2005	2005

2,403	2,294	2,463	-2%	Combined production (kboe/d)	2,356	2,489	-5%

1,513	1,485	1,592	-5%	• Liquids (kb/d)	1,506	1,621	-7%
4,989	4,411	4,896	+2%	• Gas (Mcfd)	4,674	4,780	-2%

Hydrocarbon production was 2,403 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2006 compared to 2,463 kboe/d in the fourth quarter 2005, a decrease of 2.5%, mainly as a result of :
•	-1.5% due to the price effect[16],

•	-1% due to changes in the portfolio, notably the divestment of onshore US assets,

•	-2% due to shut-downs in the Niger Delta area because of security issues,

•	+2% due to the positive impact of new field start-ups, which was partially offset by normal declines and reduced OPEC quotas.
For the full year 2006, hydrocarbon production was 2,356 kboe/d compared to 2,489 kboe/d in 2005, a decrease of 5% due to the following elements :
•	-2% due to the price effect[16],

•	-1% due to changes in the portfolio,

•	-2% due to shut-downs in the Niger Delta area because of security issues.
Excluding these items, the positive impact of new field start-ups was offset by normal declines and shut-downs in the North Sea.

[16]	impact of hydrocarbon prices on entitlement volumes from production sharing and buy-back contracts.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
> Year-end 2006 reserves

Reserves at December 31	2006	2005	%

Hydrocarbon reserves (Mboe)	11,120	11,106	—

• Liquids (Mb)	6,471	6,592	-2%
• Gas (Bcf)	25,539	24,750	+3%

Proved reserves calculated according to SEC rules were 11,120 Mboe at December 31, 2006, representing close to 13 years of production at the current rate.
Based on proved reserves calculated according to SEC rules, the 2006 reserve replacement rate17 was 102% for the Group (consolidated subsidiaries and equity affiliates). Excluding changes in the portfolio, it was 108%.
Excluding the impact of changing oil prices, (Brent constant at 40 $/b), the Group’s 3-year average reserve replacement rate would be 110% for the 2004-2006 period.
At year-end 2006, Total had a solid and diversified portfolio of proved plus probable reserves representing 20.5 Bboe, or more than 23 years of production at the current rate18.
> Results

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	In millions of euros	2006	2005	2005

4,330	5,000	5,000	-13%	Adjusted operating income*	20,307	18,421	+10%

1,885	2,033	2,132	-12%	Adjusted net operating income*	8,709	8,029	+8%
176	172	106	+66%	•Income from equity affiliates	645	435	+48%

2,638	2,073	2,521	+5%	Investments	9,001	8,111	+11%

523	80	141	+271%	Divestments at selling price	1,458	692	+111%

1,788	2,534	2,374	-25%	Cash flow	11,524	10,111	+14%

*	detail of adjustment items shown in business segment information
Adjusted net operating income for the Upstream segment was 1,885 M€ in the fourth quarter 2006 compared to 2,132 M€ in the fourth quarter 2005, a decrease of 12%.
The positive effect of higher oil and gas prices was more than offset by the negative impacts of the depreciation of the dollar, higher exploration and production expenses and higher taxes.
The average Upstream tax rate increased to 62% in the fourth quarter 2006 from 60% in the fourth quarter 2005, essentially due to the increase in the UK petroleum taxes.
For the full year 2006, adjusted net operating income for the Upstream segment was 8,709 M€ compared to 8,029 M€ in 2005, an increase of 8%.
The contribution of income from equity affiliates rose sharply, reflecting mainly the growth in LNG activities, particularly the larger contribution from trains 4 and 5 at Nigeria LNG.

[17]	change in reserves excluding production (revisions + discoveries, extensions + acquisitions – divestments) / production for the period.

[18]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a 40 $/b environment, including the portion of heavy oil in the Joslyn field developed by mining.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Expressed in dollars, the 2006 adjusted net operating income for the Upstream segment was 10.9 B$, an increase of 0.9 B$ compared to 2005, composed mainly of the 2.5 B$ positive effect of higher hydrocarbon prices, which was partially offset by the negative impact of lower production volumes and changes in the portfolio (approx 0.6 B$), higher production costs (approx 0.5 B$, including 0.2 B$ for exploration) and the impact of changes in tax terms (approx 0.5 B$).
Technical costs (FAS 69, consolidated subsidiaries only) increased to 9.9 $/boe in 2006 from 8.5 $/boe in 2005, mainly due to an increase in exploration (approx +0.4 $/boe) and cost inflation.
The return on average capital employed (ROACE19) for the Upstream segment was 35% in 2006 compared to 40% in 2005. The decline was mainly due to an increase in the level of capital employed for work-in-progress assets, which reflects the sustained level of investments being made to fuel future growth.

[19]	calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 18.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Downstream
     > Refinery throughput

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	Refinery throughput (kb/d)	2006	2005	2005

2,435	2,533	2,420	+1%	Total refinery throughput*	2,454	2,410	+2%

971	976	928	+5%	• France	933	939	-1%
1,210	1,257	1,204	—	• Rest of Europe*	1,224	1,158	+6%
254	300	288	-12%	• Rest of world	297	313	-5%

* includes share of Cepsa
The refinery utilization rate based on crude oil processed was 86% in the fourth quarter 2006 (90% based on crude oil and other inputs) compared to 89% in the fourth quarter 2005 and 92% in the third quarter 2006.
In the fourth quarter 2006, crude throughput was temporarily reduced in response to negative topping margins, and there was a major turnaround of the cracker at the Port Arthur refinery.
The fourth quarter 2005 was affected by the aftermath of Hurricane Rita in the US and a strike at the Normandy refinery.
     > Results

			4Q06				2006
			vs	In millions of euros			vs
4Q06	3Q06	4Q05	4Q05	except the TRCV refining margin indicator	2006	2005	2005

22.8	28.7	45.5	-50%	TRCV — European refining margin indicator ($/t)	28.9	41.6	-31%

750	1,002	1,083	-31%	Adjusted operating income*	3,644	3,899	-7%

549	798	799	-31%	Adjusted net operating income*	2,784	2,916	-5%
63	62	70	-10%	• Income from equity affiliates	269	280	-4%

703	383	710	-1%	Investments	1,775	1,779	—

275	90	80	+244%	Divestments at selling price	428	204	+110%

261	1,180	211	+24%	Cash flow	3,626	2,723	+33%

844	1,142	1,168	-28%	Adjusted cash flow	3,904	3,688	+6%

* detail of adjustment items shown in business segment information
Adjusted net operating income for the Downstream segment was 549 M€ in the fourth quarter 2006 compared to 799 M€ in the fourth quarter 2005, a decrease of 31%, mainly due to a collapse in distillation refining margins brought on by exceptionally mild winter weather conditions.
For the full year 2006, adjusted net operating income for the Downstream segment was 2,784 M€ compared to 2,916 M€ in 2005, a decrease of 5%.
Expressed in dollars, adjusted net operating income for the Downstream segment was 3.5 B$, a decrease of 0.1 B$ compared to 2005. The decrease was due to a weaker refining environment, partially offset by favorable market effects, which had a negative impact estimated at 0.65 B$. Performance improvement contributed 0.3 B$ and volumes recuperated from losses in 2005 (strikes in France and aftermath of Hurricane Rita in the US) added an estimated 0.25 B$.
The ROACE for the Downstream segment was 23% in 2006 compared to 28% in 2005. The decrease is due notably to weaker refining margins.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre
www.total.com
Chemicals
     > Results
Under IFRS rules for discontinued operations, the historical statements on income and ROACE have been restated to exclude the contribution of Arkema.

				4Q06					2006
				vs					vs
4Q06	3Q06	4Q05		4Q05	In millions of euros	2006	2005		2005

4,610	4,849	4,294		+7%	Sales	19,113	16,765		+14%
2,891	3,135	2,641		+9%	• Base chemicals	12,011	10,245		+17%
1,719	1,713	1,653		+4%	• Specialties	7,101	6,520		+9%

374	350	285		+31%	Adjusted operating income*	1,215	1,148		+6%

255	248	322	**	-21%	Adjusted net operating income*	884	967	**	-9%
168	155	78		+115%	• Base chemicals	486	447		+9%
82	87	84		-2%	• Specialties	381	345		+10%

293	202	437		-33%	Investments	995	1,115		-11%

29	4	29		—	Divestments at selling price	128	59		+117%

725	291	161		+350%	Cash flow	972	946		+3%

331	329	164		+102%	Adjusted cash flow	1,220	1,271		-4%

*   detail of adjustment items shown in business segment information
** includes 151 M€ deferred tax credits related to Arkema activities
Sales for the Chemicals segment increased by 7% to 4,610 M€ in the fourth quarter 2006 from 4,294 M€ in the fourth quarter 2005.
Adjusted net operating income for the Chemicals segment was 255 M€, a decrease of 21% compared to the fourth quarter 2005. However, excluding the deferred tax credits related to Arkema activities recorded in the fourth quarter 2005, it increased by 49%.
In a context of solid market demand, European petrochemical margins benefited from a decrease in naphtha prices.
Specialties continue to benefit from global economic growth and have performed well.
For the full year 2006, adjusted net operating income for the Chemicals segment decreased by 9% to 884 M€ from 967 M€ in 2005. However, excluding the deferred tax credits related to Arkema activities, it increased by 8%. Expressed in dollars, the corresponding 0.1 B$ increase reflects the positive effects of growth and productivity programs.
The ROACE for the Chemicals segment was 13% in 2006 compared to 15% in 2005 (12% in 2005 excluding the deferred tax credits related to Arkema).

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
• Total S.A. parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was 5,252 M€ in 2006 compared to 4,143 M€ in 2005. After reviewing the accounts, the Board of Directors decided to propose at the May 11, 2007 Annual Meeting a dividend of 1.87 euros per share for 2006, an increase of 15% compared to the previous year.
The pay-out ratio for Total, based on adjusted net income, would be 34%.
Taking into account the interim dividend of 0.87 euros per share paid on November 17, 2006, the remaining 1.00 euro per share will be paid on May 18, 2007.
• Summary and outlook
The ROACE for the Group was 26% in 2006 (29% for the business segments), at the level of the best in the industry.
Return on equity was 33% in 2006 compared to 35% in 2005.
In the Upstream, Total intends to pursue its strategy of profitable organic growth and increase hydrocarbon production by more than 5% per year on average over the period 2006 to 201020, including production growth of 6% in 200721, which takes into account a reduction of 1% for the estimated impact of OPEC quotas. This growth will be particularly sensitive to the LNG activities, which are expected to grow by 13% per year on average. Through 2010, Total’s portfolio of projects offers strong visibility, notably due to the number of exploration successes in recent years and to major new projects in LNG and heavy oil.
In the Downstream, the Group is pursuing a strategy to upgrade its refining system by adding conversion and desulphurization projects, as well as through programs to modernize and improve the reliability of its units.
In petrochemicals, Total’s objective is to continue to increase its polymers production, particularly in Asia and the Middle East, while improving the competitiveness of its operations in mature markets.
Implementing the Group’s growth strategy depends on a sustained investment program. The 2007 budget for investments is approximately 16 B$22, 75% of it for the Upstream.
The Group maintains its net-debt-to-equity ratio target at around 25% to 30%.
Total intends to pursue a dynamic dividend policy, in line with its strategy for profitable growth over the long term. Cash flow remaining after investments and the payment of the dividend will be available for share buybacks.
Highlights of 2007 should include the ramp up of production at Dalia in Angola and the distillate hydrocracker at Normandy as well as the start-up of major Upstream projects like Rosa in Angola and Dolphin in Qatar.
Since the beginning of 2007, the oil market environment has remained generally favorable with oil and gas prices at relatively high levels and refining margins in Europe comparable to the average level of 2006.
♦ ♦ ♦
To listen to the presentation to financial analysts by Chairman Thierry Desmarest and CEO Christophe de Margerie today at 11:00 (Paris time) please log on to www.total.com or call +44 (0)161 601 8912 in Europe or +1 866 793 4277 in the US (access code : Total) . For a replay, please consult the website or call +44 (0)207 075 3214 in Europe or 1 866 828 2261 in the US (code : 191 534).

[20]	based on Brent at 60 $/b in 2007 and 40 $/b thereafter.

[21]	excluding the effect of portfolio changes.

[22]	excluding acquisitions and based on 1€ = 1.25 $.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years. In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as “proved and probable reserves”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20F, File N° 1-10888, available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris la Défense cedex — France. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Operating information by segment
Fourth quarter and full year 2006
● Upstream

			4Q06				2006
			vs	Combined liquids and gas production			vs
4Q06	3Q06	4Q05	4Q05	by region (kboe/d)	2006	2005	2005

752	674	759	-1%	Europe	728	770	-5%
729	716	756	-4%	Africa	720	776	-7%
28	17	33	-15%	North America	16	41	-61%
258	250	247	+4%	Far East	253	248	+2%
416	396	410	+1%	Middle East	406	398	+2%
211	234	249	-15%	South America	226	247	-9%
9	7	9	—	Rest of world	7	9	-22%

2,403	2,294	2,463	-2%	Total production	2,356	2,489	-5%

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	Liquids production by region (kb/d)	2006	2005	2005

371	354	381	-3%	Europe	365	390	-6%
633	620	678	-7%	Africa	628	696	-10%
17	7	3	x5,7	North America	7	9	-22%
28	28	26	+8%	Far East	29	29	—
353	345	359	-2%	Middle East	351	346	+1%
103	124	137	-25%	South America	119	143	-17%
8	7	8	—	Rest of world	7	8	-13%

1,513	1,485	1,592	-5%	Total production	1,506	1,621	-7%

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	Gas production by region (Mcfd)	2006	2005	2005

2,073	1,738	2,048	+1%	Europe	1,970	2,063	-5%
510	509	412	+24%	Africa	486	422	+15%
55	48	156	-65%	North America	50	174	-71%
1,417	1,240	1,366	+4%	Far East	1,282	1,254	+2%
334	272	274	+22%	Middle East	292	279	+5%
598	602	638	-6%	South America	592	586	+1%
2	2	2	—	Rest of world	2	2	—

4,989	4,411	4,896	+2%	Total production	4,674	4,780	-2%

● Downstream

			4Q06				2006
			vs				vs
4Q06	3Q06	4Q05	4Q05	Refined product sales by region (kb/d)*	2006	2005	2005

2,720	2,688	2,696	+1%	Europe	2,690	2,649	+2%
343	353	337	+2%	Africa	332	336	-1%
480	583	571	-16%	Americas	573	623	-8%
185	147	208	-11%	Rest of world	191	184	+4%

3,728	3,771	3,812	-2%	Total	3,786	3,792	—

*	includes trading and equity share of Cepsa

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre
www.total.com
Adjustment items
● Adjustments to operating income from business segments

4Q06	3Q06	4Q05	in millions of euros	2006	2005

—	(122)	(86)	Special items affecting operating income from business segments	(177)	(97)

8	(10)	(19)	* Restructuring charges	(25)	(19)
(11)	(50)	(60)	* Impairments	(61)	(71)
3	(62)	(7)	* Other	(91)	(7)

(389)	(681)	(914)	Pre-tax inventory effect : FIFO vs. replacement cost	(314)	1,265

(389)	(803)	(1,000)	Total adjustments affecting operating income from business segments	(491)	1,168

● Adjustments to net income (Group share)

4Q06	3Q06	4Q05	in millions of euros	2006	2005

(18)	(132)	(193)	Special items affecting net income (Group share)	(150)	(467)

(46)	(2)	(42)	* Equity share of special items recorded by Sanofi-Aventis	(81)	(207)
174	—	—	* Gain on asset sales	304	—
(15)	(80)	(40)	* Restructuring charges	(154)	(130)
(8)	(32)	(207)	* Impairments	(40)	(215)
(123)	(18)	96	* Other	(179)	85

			Adjustment related to the Sanofi-Aventis merger*
(58)	(82)	(88)	(share of amortization of intangible assets)	(309)	(335)

(436)	(478)	(430)	After-tax inventory effect : FIFO vs. replacement cost	(358)	1,072

(512)	(692)	(711)	Total adjustments to net income	(817)	270

*	based on 13% participation in Sanofi-Aventis at 12/31/2006, 9/30/2006, and 12/31/2005

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Net-debt-to-equity ratio

in millions of euros	12/31/2006	09/30/2006	12/31/2005

Current borrowings	5,858	11,426	3,920

Net current financial instruments	(3,833)	(10,899)	(301)

Non-current financial debt	14,174	12,994	13,793

Hedging instruments of non-current debt	(486)	(526)	(477)

Cash and cash equivalents	(2,493)	(2,575)	(4,318)

Net debt	13,220	10,420	12,617

Shareholders equity	40,321	41,761	40,645

Accrued dividend payable based on shares at the close of the period*	(2,258)	(2,756)	(2,006)

Minority interests	827	863	838

Equity	38,890	39,868	39,477

Net-debt-to-equity ratio	34.0%	26.1%	32.0%

*	based on the distribution of the 2006 dividend of 1.87 euros per share of 2.5 € of par value taking into account the interim amount of 1,977 M€ paid in November 2006
Effective tax rates

4Q06	3Q06	4Q05	Effective tax rates*	2006	2005

62.1%	63.7%	60.4%	Upstream	61.4%	59.4%

56.6%	55.6%	52.9%	Group	55.7%	53.3%

*	tax on adjusted net operating income / (adjusted net operating income — income from affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income)
2007 Sensitivities*

	Scenario	Change	Impact on operating	Impact on net
			income (e)	operating income (e)

€/ $	1.25 $/€	+0.1 € par $	+2.2 B€	+1.1 B€

Brent	60 $/b	+1 $/b	+0.38 B€	+0.15 B€

TRCV — European refining margin indicator	30 $/t	+1 $/t	+0.09 B€	+0.06 B€

*	sensitivities revised once per year upon publication of the previous year fourth quarter results

TOTAL
2, place de la Coupole
La Défense 6
92400 Courbevoie France
Tél. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Laurent WOLFFSHEIM
Philippe HERGAUX
Sandrine SABOUREAU
Robert HAMMOND (US)
Tél. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 981 907 383 euros
542 051 180 R.C.S. Nanterre

www.total.com
Return on average capital employed
● For the full year 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,709	2,784	884	12,377	13,162

Capital employed at December 31, 2005*	23,522	11,421	6,885	41,828	49,341
Capital employed at December 31, 2006*	25,543	12,384	6,920	44,847	52,263

ROACE	35.5%	23.4%	12.8%	28.6%	25.9%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for Arkema by 2,235 M€ at 12/31/2005 and for the Toulouse-AZF provision of 133 M€ pre-tax at 12/31/2005 and 176 M€ pre-tax at 12/31/2006
● For the twelve months ended September 30, 2006

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,956	3,034	951	12,941	13,680

Capital employed at September 30, 2005*	21,663	10,017	6,837	38,517	45,273
Capital employed at September 30, 2006*	24,561	11,431	7,257	43,249	50,371

ROACE	38.8%	28.3%	13.5%	31.7%	28.6%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for Arkema by 2,268 M€ at 9/30/2005 and for the Toulouse-AZF provision of 45 M€ pre-tax at 9/30/2005 and 85 M€ pre-tax at 9/30/2006
● For the full year 2005

in millions of euros	Upstream	Downstream	Chemicals**	Segments	Group

Adjusted net operating income	8,029	2,916	967	11,912	12,586

Capital employed at December 31, 2004*	16,280	9,654	6,205	32,139	38,314
Capital employed at December 31, 2005*	23,522	11 421	6,885	41,828	49,341

ROACE	40.3%	27.7%	14.8%	32.2%	28.7%

*	at replacement cost (excluding after-tax inventory effect)

**	capital employed for Chemicals reduced for Arkema by 2,058 M€ at 12/31/2004 and 2,235 M€ at 12/31/2005 and for the Toulouse-AZF provision of 110 M€ pre-tax at 12/31/2004 and 133 M€ pre-tax at 12/31/2005

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
Amounts in millions of euros (1)	2006	2006	2005

Sales	36,433	38,357	38,565
Excise taxes	(6,536)	(4,829)	(5,047)
Revenues from sales	29,897	33,528	33,518

Purchases, net of inventory variation	(18,863)	(21,642)	(22,071)
Other operating expenses	(4,613)	(5,001)	(4,735)
Unsuccessful exploration costs	(214)	(159)	(154)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,313)	(1,299)	(1,403)

Operating income
Corporate	(171)	(122)	(213)
Business segments *	5,065	5,549	5,368

Total operating income	4,894	5,427	5,155

Other income	400	56	86
Other expense	(299)	(161)	(350)

Financial interest on debt	(471)	(545)	(370)
Financial income from marketable securities and cash equivalents	375	381	277
Cost of net debt	(96)	(164)	(93)

Other financial income	141	144	99
Other financial expense	(83)	(74)	(66)
Income taxes	(3,001)	(3,262)	(2,183)
Equity in income (loss) of affiliates	344	529	285

Consolidated net income from continuing operations (Group without Arkema)	2,300	2,495	2,933

Consolidated net income from discontinued operations (Arkema)	—	(13)	(492)

Consolidated net income	2,300	2,482	2,441

Group share **	2,225	2,419	2,341
Minority interests and dividends on subsidiaries’ redeemable preferred shares	75	63	100

Earnings per share (euro)	0.98	1.06	1.01

Fully-diluted earnings per share (euro) ***	0.97	1.05	1.00

* Adjusted operating income from business segments	5,454	6,352	6,368

Adjusted net operating income from business segments	2,689	3,079	3,253

** Adjusted net income	2,737	3,111	3,052

*** Adjusted fully-diluted earnings per share (euro)	1.20	1.35	1.30

(1)	Except for earnings per share

CONSOLIDATED STATEMENT OF INCOME
TOTAL

	For the year	For the year
	ended	ended
	December 31,	December 31,
Amounts in millions of euros (1)	2006	2005

Sales	153,802	137,607
Excise taxes	(21,113)	(20,550)
Revenues from sales	132,689	117,057

Purchases, net of inventory variation	(83,334)	(70,291)
Other operating expenses	(19,536)	(17,159)
Unsuccessful exploration costs	(634)	(431)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(5,055)	(5,007)

Operating income
Corporate	(545)	(467)
Business segments *	24,675	24,636

Total operating income	24,130	24,169

Other income	789	174
Other expense	(703)	(455)

Financial interest on debt	(1,731)	(1,214)
Financial income from marketable securities and cash equivalents	1,367	927
Cost of net debt	(364)	(287)

Other financial income	592	396
Other financial expense	(277)	(260)
Income taxes	(13,720)	(11,806)
Equity in income (loss) of affiliates	1,693	1,173

Consolidated net income from continuing operations (Group without Arkema)	12,140	13,104

Consolidated net income from discontinued operations (Arkema)	(5)	(461)

Consolidated net income	12,135	12,643

Group share **	11,768	12,273
Minority interests and dividends on subsidiaries’ redeemable preferred shares	367	370

Earnings per share (euro)	5.13	5.23

Fully-diluted earnings per share (euro) ***	5.09	5.20

* Adjusted operating income from business segments	25,166	23,468

Adjusted net operating income from business segments	12,377	11,912

** Adjusted net income	12,585	12,003

*** Adjusted fully-diluted earnings per share (euro)	5.44	5.08

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
TOTAL

	Amounts in millions of euros
	December 31,	September 30,	December 31,
	2006	2006	2005
	(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,705	4,608	4,384
Property, plant and equipment, net	40,576	39,809	40,568
Equity affiliates : investments and loans	13,331	13,275	12,652
Other investments	1,250	1,635	1,516
Hedging instruments of non-current financial debt	486	526	477
Other non-current assets	2,088	2,204	2,794

TOTAL NON-CURRENT ASSETS	62,436	62,057	62,391

CURRENT ASSETS
Inventories, net	11,746	11,531	12,690
Accounts receivable, net	17,393	16,981	19,612
Prepaid expenses and other current assets	7,247	7,182	6,799
Current financial assets	3,908	10,930	334
Cash and cash equivalents	2,493	2,575	4,318

TOTAL CURRENT ASSETS	42,787	49,199	43,753

TOTAL ASSETS	105,223	111,256	106,144

LIABILITIES & SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ EQUITY
Common shares	6,064	6,063	6,151
Paid-in surplus and retained earnings	41,460	41,367	37,504
Cumulative translation adjustment	(1,383)	(501)	1,421
Treasury shares	(5,820)	(5,168)	(4,431)

SHAREHOLDERS’ EQUITY — GROUP SHARE	40,321	41,761	40,645

Minority interests and subsidiaries’ redeemable preferred shares	827	863	838

TOTAL SHAREHOLDERS’ EQUITY	41,148	42,624	41,483

NON-CURRENT LIABILITIES
Deferred income taxes	7,139	7,133	6,976
Employee benefits	2,773	3,076	3,413
Other non-current liabilities	6,467	6,108	7,051

TOTAL NON-CURRENT LIABILITIES	16,379	16,317	17,440

NON-CURRENT FINANCIAL DEBT	14,174	12,994	13,793

CURRENT LIABILITIES
Accounts payable	15,080	13,338	16,406
Other creditors and accrued liabilities	12,509	14,526	13,069
Current borrowings	5,858	11,426	3,920
Other current financial liabilities	75	31	33

TOTAL CURRENT LIABILITIES	33,522	39,321	33,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	105,223	111,256	106,144

The comparative balance sheet as of December 31, 2005 includes the sub-group Arkema which was spun-off on May 18, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
Amounts in millions of euros	2006	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,300	2,482	2,441
Depreciation, depletion and amortization	1,210	1,502	1,891
Non-current liabilities, valuation allowances and deferred taxes	357	67	(555)
Impact of coverage of pension benefit plans	(142)	—	(23)
(Gains) Losses on sales of assets	(400)	(56)	(26)
Undistributed affiliates equity earnings	(308)	(380)	(261)
(Increase) Decrease in operating assets and liabilities	(942)	1,337	(374)
Other changes, net	48	101	78

CASH FLOW FROM OPERATING ACTIVITIES	2,123	5,053	3,171

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,041)	(2,275)	(2,951)
Acquisitions of subsidiaries, net of cash acquired	(22)	(25)	(213)
Investments in equity affiliates and other securities	(202)	(77)	(146)
Increase in non-current loans	(391)	(290)	(489)

Total expenditures	(3,656)	(2,667)	(3,799)
Proceeds from sale of intangible assets and property, plant and equipment	84	20	49
Proceeds from sale of subsidiaries, net of cash sold	18	—	—
Proceeds from sale of non-current investments	535	75	23
Repayment of non-current loans	434	91	178

Total divestitures	1,071	186	250

CASH FLOW USED IN INVESTING ACTIVITIES	(2,585)	(2,481)	(3,549)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	23	10	8
Treasury shares	(659)	(1,085)	(515)
Minority shareholders	2	2	4
Subsidiaries’ redeemable preferred shares	—	—	—
Cash dividends paid:
- Parent company’s shareholders	(1,977)	—	(1,745)
- Minority shareholders	(96)	—	(85)
Net issuance (repayment) of non-current debt	1,915	682	643
Increase (Decrease) in current borrowings	(5,917)	(3,662)	(8,384)
Increase (Decrease) in current financial assets and liabilities	7,295	(95)	—
Other changes, net	—	—	—

CASH FLOW FROM / (USED IN) FINANCING ACTIVITIES	586	(4,148)	(10,074)

Net increase (decrease) in cash and cash equivalents	124	(1,576)	(10,452)
Effect of exchange rates and changes in reporting entity	(206)	245	(219)
Cash and cash equivalents at the beginning of the period	2,575	3,906	14,989

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,493	2,575	4,318

The fourth quarter 2005 comparative consolidated statement of cash flows includes the sub-group Arkema which was spun-off on May 18, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS
TOTAL

	For the year	For the year
	Ended	ended
	December 31,	December 31,
Amounts in millions of euros	2006	2005

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	12,135	12,643
Depreciation, depletion and amortization	5,555	6,083
Non-current liabilities, valuation allowances and deferred taxes	601	515
Impact of coverage of pension benefit plans	(179)	(23)
(Gains) Losses on sales of assets	(789)	(99)
Undistributed affiliates equity earnings	(952)	(596)
(Increase) Decrease in operating assets and liabilities	(441)	(4,002)
Other changes, net	131	148

CASH FLOW FROM OPERATING ACTIVITIES	16,061	14,669

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(9,910)	(8,848)
Acquisitions of subsidiaries, net of cash acquired	(127)	(1,116)
Investments in equity affiliates and other securities	(402)	(280)
Increase in non-current loans	(1,413)	(951)

Total expenditures	(11,852)	(11,195)
Proceeds from sale of intangible assets and property, plant and equipment	413	274
Proceeds from sale of subsidiaries, net of cash sold	18	11
Proceeds from sale of non-current investments	699	135
Repayment of non-current loans	1,148	668

Total divestitures	2,278	1,088

CASH FLOW USED IN INVESTING ACTIVITIES	(9,574)	(10,107)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
Parent company’s shareholders	511	17
Treasury shares	(3,830)	(3,189)
Minority shareholders	17	83
Subsidiaries’ redeemable preferred shares	—	(156)
Cash dividends paid:
- Parent company’s shareholders	(3,999)	(3,510)
- Minority shareholders	(326)	(237)
Net issuance (repayment) of non-current debt	3,722	2,878
Increase (Decrease) in current borrowings	(6)	(951)
Increase (Decrease) in current financial assets and liabilities	(3,496)	—
Other changes, net	—	(1)

CASH FLOW FROM / (USED IN) FINANCING ACTIVITIES	(7,407)	(5,066)

Net increase (decrease) in cash and cash equivalents	(920)	(504)
Effect of exchange rates and changes in reporting entity	(905)	962
Cash and cash equivalents at the beginning of the period	4,318	3,860

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	2,493	4,318

The comparative consolidated statement of cash flows for the year ended December 31,2005 includes the sub-group Arkema which was spun-off on May 18, 2006

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

			Paid-in	Cumulative				Subsidiaries’	Minority	Total
			surplus and	translation			Shareholders’	redeemable	interests	equity
	Common shares issued		retained	adjustment	Treasury shares		equity	preferred
(Amounts in millions of euros)	Number	Amount	earnings		Number	Amount		shares

As of January 1, 2005	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Net Income 2005	—	—	12,273	—	—	—	12,273	1	369	12,643

Items recognized directly in equity	—	—	418	2,850	—	—	3,268	8	43	3,319

Total excluding transactions with shareholders	—	—	12,691	2,850	—	—	15,541	9	412	15,962

Cash dividend	—	—	(3,510)	—	—	—	(3,510)	—	(237)	(3,747)

Issuance of common shares	1,176,756	12	88	—	—	—	100	—	—	100

Purchase of treasury shares	—	—	—	—	(18,318,500)	(3,485)	(3,485)	—	—	(3,485)

Sale of treasury shares (1)	—	—	34	—	2,066,087	226	260	—	—	260

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)

Share-based payments	—	—	131	—	—	—	131	—	—	131

Transactions with shareholders	1,176,756	12	(3,257)	—	(16,252,413)	(3,259)	(6,504)	(156)	(237)	(6,897)

Cancellation of repurchased shares	(21,075,568)	(211)	(3,647)	—	21,075,568	3,858	—	—	—	—

As of December 31, 2005	615,116,296	6,151	37,504	1,421	(34,249,332)	(4,431)	40,645	—	838	41,483

Net Income 2006	—	—	11,768	—	—	—	11,768	—	367	12,135

Items recognized directly in equity	—	—	(37)	(2,595)	—	—	(2,632)	—	(44)	(2,676)

Total excluding transactions with shareholders	—	—	11,731	(2,595)	—	—	9,136	—	323	9,459

Four-for-one split of shares par value	1,845,348,888	—	—	—	(102,747,996)	—	—	—	—	—

Spin-off of Arkema	—	—	(2,061)	(209)	—	16	(2,254)	—	(8)	(2,262)

Cash dividend	—	—	(3,999)	—	—	—	(3,999)	—	(326)	(4,325)

Issuance of common shares	12,322,769	30	469	—	—	—	499	—	—	499

Purchase of treasury shares	—	—	—	—	(78,220,684)	(4,095)	(4,095)	—	—	(4,095)

Sale of treasury shares (1)	—	—	—	—	6,997,305	232	232	—	—	232

Share-based payments	—	—	157	—	—	—	157	—	—	157

Transactions with shareholders	1,857,671,657	30	(5,434)	(209)	(173,971,375)	(3,847)	(9,460)	—	(334)	(9,794)

Cancellation of repurchased shares	(47,020,000)	(117)	(2,341)	—	47,020,000	2,458	—	—	—	—

As of December 31, 2006	2,425,767,953	6,064	41,460	(1,383)	(161,200,707)	(5,820)	40,321	—	827	41,148

(1)	Treasury shares related to the stock option purchase plans

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
4th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2		36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897

Operating expenses	(4,746)	(20,592)	(4,425)	(215)	6,288	(23,690)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(866)	(305)	(134)	(8)		(1,313)

Operating income	4,330	472	263	(171)		4,894

Equity in income (loss) of affiliates and other items	324	151	(177)	205		503
Tax on net operating income	(2,769)	(264)	(38)	14		(3,057)

Net operating income	1,885	359	48	48		2,340

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(75)

Net income from continuing operations Group share						2,225

Net income from discontinued operations Group share						—

Net income Group share						2,225

4th quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(278)	(100)	(7)		(385)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(11)	—		(11)

Operating income (1)	—	(278)	(111)	(7)		(396)

Equity in income (loss) of affiliates and other items (2)	—	155	(178)	(104)		(127)
Tax on net operating income	—	(67)	82	(11)		4

Net operating income (1)	—	(190)	(207)	(122)		(519)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						7

Net income from continuing operations Group share						(512)

Net income from discontinued operations Group share						—

Net income Group share						(512)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(278)	(111)	—
On net operating income	—	(364)	(77)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(58)

4th quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,960	26,861	4,610	2		36,433
Intersegment sales	4,982	1,044	212	50	(6,288)	—
Excise taxes	—	(6,536)	—	—	—	(6,536)

Revenues from sales	9,942	21,369	4,822	52	(6,288)	29,897

Operating expenses	(4,746)	(20,314)	(4,325)	(208)	6,288	(23,305)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(866)	(305)	(123)	(8)		(1,302)

Operating income	4,330	750	374	(164)		5,290

Equity in income (loss) of affiliates and other items	324	(4)	1	309		630
Tax on net operating income	(2,769)	(197)	(120)	25		(3,061)

Net operating income	1,885	549	255	170		2,859

Net cost of net debt						(40)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(82)

Net income from continuing operations Group share						2,737

Net income from discontinued operations Group share						—

Net income Group share						2,737
2,737

4th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,638	703	293	22	—	3,656
Divestitures at selling price	523	275	29	244	—	1,071
Cash flow from operating activities	1,788	261	725	(651)	—	2,123

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
3th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6		38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—	—	(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528

Operating expenses	(3,631)	(24,665)	(4,823)	(159)	6,476	(26,802)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(183)	(9)		(1,299)

Operating income	5,000	344	205	(122)		5,427

Equity in income (loss) of affiliates and other items	252	84	(94)	252		494
Tax on net operating income	(3,304)	(94)	(25)	108		(3,315)

Net operating income	1,948	334	86	238		2,606

Net cost of net debt						(111)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(63)

Net income from continuing operations Group share						2,432

Net income from discontinued operations Group share						(13)

Net income Group share						2,419

3th quarter 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(658)	(95)	(9)		(762)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(50)	—		(50)

Operating income (1)	—	(658)	(145)	(9)		(812)

Equity in income (loss) of affiliates and other items (2)	—	(5)	(99)	12		(92)
Tax on net operating income	(85)	199	82	2		198

Net operating income (1)	(85)	(464)	(162)	5		(706)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						14

Net income from continuing operations Group share						(692)

Net income from discontinued operations Group share						—

Net income Group share						(692)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(658)	(23)	—
On net operating income	—	(464)	(14)	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(83)

3th quarter 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,684	28,818	4,849	6		38,357
Intersegment sales	4,782	1,292	362	40	(6,476)	—
Excise taxes	—	(4,829)	—	—		(4,829)

Revenues from sales	9,466	25,281	5,211	46	(6,476)	33,528

Operating expenses	(3,631)	(24,007)	(4,728)	(150)	6,476	(26,040)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(835)	(272)	(133)	(9)		(1,249)

Operating income	5,000	1,002	350	(113)		6,239

Equity in income (loss) of affiliates and other items	252	89	5	240		586
Tax on net operating income	(3,219)	(293)	(107)	106		(3,513)

Net operating income	2,033	798	248	233		3,312

Net cost of net debt						(111)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(77)

Net income from continuing operations Group share						3,124

Net income from discontinued operations Group share						(13)

Net income Group share						3,111

3th quarter 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,073	383	202	9	—	2,667
Divestitures at selling price	80	90	4	12	—	186
Cash flow from operating activities	2,534	1,180	291	1,048	—	5,053

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

	Amounts in millions of euros
4th quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,808	27,463	4,294	—		38,565
Intersegment sales	5,203	1,158	76	62	(6,499)	—
Excise taxes	—	(5,047)	—	—		(5,047)

Revenues from sales	12,011	23,574	4,370	62	(6,499)	33,518

Operating expenses	(6,091)	(23,127)	(3,975)	(266)	6,499	(26,960)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(920)	(280)	(194)	(9)		(1,403)

Operating income	5,000	167	201	(213)		5,155

Equity in income (loss) of affiliates and other items	194	128	(387)	119		54
Tax on net operating income	(3,062)	71	101	677		(2,213)

Net operating income	2,132	366	(85)	583		2,996

Net cost of net debt						(63)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(104)

Net income from continuing operations Group share						2,829

Net income from discontinued operations Group share						(488)

Net income Group share
2,341

4th quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	(916)	(17)	—		(933)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(67)	—		(67)

Operating income (1)	—	(916)	(84)	—		(1,000)

Equity in income (loss) of affiliates and other items (2)	—	28	(391)	(131)		(494)
Tax on net operating income	—	455	68	590		1,113

Net operating income (1)	—	(433)	(407)	459		(381)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						1

Net income from continuing operations Group share						(380)

Net income from discontinued operations Group share						(331)

Net income Group share						(711)

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	(916)	2	—
On net operating income	—	(433)	2	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(88)

4th quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,808	27,463	4,294	—		38,565
Intersegment sales	5,203	1,158	76	62	(6,499)	—
Excise taxes	—	(5,047)	—	—		(5,047)

Revenues from sales	12,011	23,574	4,370	62	(6,499)	33,518

Operating expenses	(6,091)	(22,211)	(3,958)	(266)	6,499	(26,027)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(920)	(280)	(127)	(9)		(1,336)

Operating income	5,000	1,083	285	(213)		6,155

Equity in income (loss) of affiliates and other items	194	100	4	250		548
Tax on net operating income	(3,062)	(384)	33	87		(3,326)

Net operating income	2,132	799	322	124		3,377

Net cost of net debt						(63)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(105)

Net income from continuing operations Group share						3,209

Net income from discontinued operations Group share						(157)

Net income Group share						3,052

4th quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,521	710	437	131		3,799
Divestitures at selling price	141	80	29	—		250
Cash flow from operating activities	2,374	211	161	425		3,171

BUSINESS SEGMENT INFORMATION
TOTAL

			Amounts in millions of euros
For the year ended December 31, 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,782	113,887	19,113	20		153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—		(21,113)

Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689

Operating expenses	(17,759)	(93,209)	(18,706)	(706)	26,876	(103,504)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,319)	(1,120)	(580)	(36)		(5,055)

Operating income	20,307	3,372	996	(545)	—	24,130

Equity in income (loss) of affiliates and other items	1,211	384	(298)	797		2,094
Tax on net operating income	(12,764)	(1,125)	(191)	206		(13,874)

Net operating income	8,754	2,631	507	458		12,350

Net cost of net debt						(210)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(367)

Net income from continuing operations Group share						11,773

Net income from discontinued operations Group share						(5)

Net income Group share						11,768

For the year ended December 31, 2006
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	—	—	—	—	—	—
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales						—

Operating expenses	—	(272)	(158)	(27)		(457)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(61)	—		(61)

Operating income (1)	—	(272)	(219)	(27)		(518)

Equity in income (loss) of affiliates and other items (2)	195	178	(327)	(295)		(249)
Tax on net operating income	(150)	(59)	169	(5)		(45)

Net operating income (1)	45	(153)	(377)	(327)		(812)

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						14

Net income from continuing operations Group share						(798)

Net income from discontinued operations Group share						(19)

Net income Group share						(817)

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	(272)	(42)	—
	On net operating income	—	(327)	(28)	—
(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(311)

For the year ended December 31, 2006
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,782	113,887	19,113	20		153,802
Intersegment sales	20,603	4,927	1,169	177	(26,876)	—
Excise taxes	—	(21,113)	—	—		(21,113)

Revenues from sales	41,385	97,701	20,282	197	(26,876)	132,689

Operating expenses	(17,759)	(92,937)	(18,548)	(679)	26,876	(103,047)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,319)	(1,120)	(519)	(36)		(4,994)

Operating income	20,307	3,644	1,215	(518)		24,648

Equity in income (loss) of affiliates and other items	1,016	206	29	1,092		2,343
Tax on net operating income	(12,614)	(1,066)	(360)	211		(13,829)

Net operating income	8,709	2,784	884	785		13,162

Net cost of net debt	—	—	—	—		(210)
Minority interests and dividends on subsidiaries’ redeemable preferred shares	—	—	—	—		(381)

Net income from continuing operations Group share	—	—	—	—		12,571

Net income from discontinued operations Group share	—	—	—	—		14

Net income Group share	—	—	—	—		12,585

For the year ended December 31, 2006	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	9,001	1,775	995	81		11,852
Divestitures at selling price	1,458	428	128	264		2,278
Cash flow from operating activities	11,524	3,626	972	(61)		16,061

BUSINESS SEGMENT INFORMATION
TOTAL

			Amounts in millions of euros

For the year ended December 31, 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,888	99,934	16,765	20		137,607
Intersegment sales	19,139	4,293	602	170	(24,204)	—
Excise taxes	—	(20,550)	—	—		(20,550)

Revenues from sales	40,027	83,677	17,367	190	(24,204)	117,057

Operating expenses	(18,275)	(77,517)	(15,669)	(624)	24,204	(87,881)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(579)	(33)		(5,007)

Operating income	18,421	5,096	1,119	(467)		24,169

Equity in income (loss) of affiliates and other items	587	422	(348)	367		1,028
Tax on net operating income	(10,979)	(1,570)	(170)	819		(11,900)

Net operating income	8,029	3,948	601	719		13,297

Net cost of net debt						(193)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(373)

Net income from continuing operations Group share						12,731

Net income from discontinued operations Group share						(458)

Net income Group share						12,273

For the year ended December 31, 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	1,197	49	—		1,246
Depreciation, depletion, and amortization of tangible assets and leasehold rights	—	—	(78)	—		(78)

Operating income (1)	—	1,197	(29)	—		1,168

Equity in income (loss) of affiliates and other items (2)	—	76	(386)	(545)		(855)
Tax on net operating income	—	(241)	49	590		398

Net operating income (1)	—	1,032	(366)	45		711

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(8)

Net income from continuing operations Group share						703

Net income from discontinued operations Group share						(433)

Net income Group share						270

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1)	Of which inventory valuation effect
	On operating income	—	1,197	68	—
	On net operating income	—	1,032	50	—
(2)	Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(337)

For the year ended December 31, 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	20,888	99,934	16,765	20		137,607
Intersegment sales	19,139	4,293	602	170	(24,204)	—
Excise taxes	—	(20,550)	—	—		(20,550)

Revenues from sales	40,027	83,677	17,367	190	(24,204)	117,057

Operating expenses	(18,275)	(78,714)	(15,718)	(624)	24,204	(89,127)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(3,331)	(1,064)	(501)	(33)		(4,929)

Operating income	18,421	3,899	1,148	(467)		23,001

Equity in income (loss) of affiliates and other items	587	346	38	912		1,883
Tax on net operating income	(10,979)	(1,329)	(219)	229		(12,298)

Net operating income	8,029	2,916	967	674		12,586

Net cost of net debt						(193)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(365)

Net income from continuing operations Group share						12,028

Net income from discontinued operations Group share						(25)

Net income Group share						12,003

For the year ended December 31, 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	8,111	1,779	1,115	190	—	11,195
Divestitures at selling price	692	204	59	133	—	1,088
Cash flow from operating activities	10,111	2,723	946	889	—	14,669

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

				For the year ended
	For the year ended December 31,			December 31,
		2006		2005
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted
Sales	153,802	—	153,802	137,607
Excise taxes	(21,113)	—	(21,113)	(20,550)
Revenues from sales	132,689	—	132,689	117,057

Purchases, net of inventory variation	(83,020)	(314)	(83,334)	(71,555)
Other operating expenses	(19,393)	(143)	(19,536)	(17,141)
Unsuccessful exploration costs	(634)	—	(634)	(431)

Depreciation, depletion, and amortization of tangible assets and leasehold rights	(4,994)	(61)	(5,055)	(4,929)

Operating income
Corporate	(518)	(27)	(545)	(467)
Business segments	25,166	(491)	24,675	23,468

Total operating income	24,648	(518)	24,130	23,001

Other income	423	366	789	174
Other expense	(330)	(373)	(703)	(64)

Financial interest on debt	(1,731)	—	(1,731)	(1,214)
Financial income from marketable securities and cash equivalents	1,367	—	1,367	927
Cost of net debt	(364)	—	(364)	(287)

Other financial income	592	—	592	396
Other financial expense	(277)	—	(277)	(260)
Income taxes	(13,675)	(45)	(13,720)	(12,204)
Equity in income (loss) of affiliates	1,935	(242)	1,693	1,637

Consolidated net income from continuing operations (Group without Arkema)	12,952	(812)	12,140	12,393

Consolidated net income from discontinued operations (Arkema)	14	(19)	(5)	(28)

Consolidated net income	12,966	(831)	12,135	12,365

Group share	12,585	(817)	11,768	12,003
Minority interests and dividends on subsidiaries’ redeemable preferred shares	381	(14)	367	362

	4th quarter			4th quarter
	2006			2005
	(unaudited)			(unaudited)
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted
Sales	36,433	—	36,433	38,565
Excise taxes	(6,536)	—	(6,536)	(5,047)
Revenues from sales	29,897	—	29,897	33,518

Purchases, net of inventory variation	(18,474)	(389)	(18,863)	(21,156)
Other operating expenses	(4,617)	4	(4,613)	(4,717)
Unsuccessful exploration costs	(214)	—	(214)	(154)
Depreciation, depletion, and amortization of tangible assets and leasehold rights	(1,302)	(11)	(1,313)	(1,336)

Operating income
Corporate	(164)	(7)	(171)	(213)
Business segments	5,454	(389)	5,065	6,368

Total operating income	5,290	(396)	4,894	6,155

Other income	229	171	400	86
Other expense	(128)	(171)	(299)	41

Financial interest on debt	(471)	—	(471)	(370)
Financial income from marketable securities and cash equivalents	375	—	375	277
Cost of net debt	(96)	—	(96)	(93)

Other financial income	141	—	141	99
Other financial expense	(83)	—	(83)	(66)
Income taxes	(3,005)	4	(3,001)	(3,296)
Equity in income (loss) of affiliates	471	(127)	344	388

Consolidated net income from continuing operations (Group without Arkema)	2,819	(519)	2,300	3,314

Consolidated net income from discontinued operations (Arkema)	—	—	—	(161)

Consolidated net income	2,819	(519)	2,300	3,153

Group share	2,737	(512)	2,225	3,052
Minority interests and dividends on subsidiaries’ redeemable preferred shares	82	(7)	75	101